AMENDMENT NO. 3

TO INVESTMENT SUB-ADVISORY AGREEMENT

Amendment No. 3 to INVESTMENT SUB-ADVISORY AGREEMENT dated as of April 30, 2008, by and among Thrivent Financial for Lutherans, Thrivent Series Fund, Inc., and Aberdeen Asset Managers Limited, as amended (the “Agreement”), hereby amends the Agreement as follows, effective September 1, 2019.

All references to the Worldwide Allocation Portfolio are removed.

Schedule I of the Agreement is deleted and replaced with the Schedule I set forth in Exhibit A attached hereto.

Except as modified herein, all terms and conditions of the Agreement remain in full force and effect.

THRIVENT SERIES FUND, INC.ABERDEEN ASSET MANAGERS LIMITED

By: /s/ David S. RoyalBy: /s/ Gary Robert Marshall

Name:David S. RoyalName: Gary Robert Marshall

Title: PresidentTitle: Director

THRIVENT FINANCIAL FOR LUTHERANS

By: /s/ David S. Royal

Name:David S. Royal

Title: Chief Investment Officer

EXHIBIT A

Schedule I

Dated as of September 1, 2019

Sub-advisory Fees

Compensation pursuant to Section IV of this Sub-advisory Agreement shall be payable monthly in arrears and calculated in accordance with the following schedule applied to average daily net assets that are subject to the Sub‑adviser’s investment discretion in the Emerging Markets Portfolio:

Average Daily Net Assets*Rate

First $100 million75 bp

Next $150 million70 bp

Over $250 million65 bp

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*When average daily net assets exceed the first breakpoint, multiple rates will apply, resulting in a blended rate, e.g., if average daily net assets are $125 million, a rate of 75 bp would apply to $100 million and a rate of 70 bp would apply to $25 million.